SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

1st quarter 2007

Despite the swap of Luiz Antonio mill, VCP posts net income
and EBITDA growth against 1Q06

Key Financial Indicators (in US$ million)	1Q07		4Q06		1Q07/4Q06		1Q06		1Q07/1Q06

Net Sales Revenue	341		384		(11)%		300		14%
Domestic	172		206		(17)%		149		15%
Exports	169		178		(5)%		151		12%
Operating Profit[1]	1.047		77		1260%		73		1334%
Net Income	754		102		971%		92		1087%
EPS[2] US$	3.69		0.50		970%		0.48		1015%
EBITDA[3]	109		131		(17)%		107		2%
EBITDA Margin %	32%		34%		-5	p.p.	36%		-4	p.p.
Consolidated EBITDA (inc. 50% Americana)[4]	123		—		—		—		—
EBITDA Margin %	36%		—		—		—		—

Pulp Sales, ‘000 tons	255		261		(2)%		225		13%

% Exports	83%		80%		+3	p.p.	94%		-11	p.p.
Paper Sales, ‘000 tons	159		204		(22)%		155		3%

% Domestic	69%		69%		—		68%		+1	p.p.

Net Debt	778		864		(10)%		899		(13)%
Consolidated Net Debt [5]	880		965		(9)%		—		—

Net debt-to-equity %	28%		42%		-17	p.p.	47%		-22	p.p.
Net debt to EBITDA (annualized)	1.8	x	1.6	x	—		2.1	x	—

(1)	Operating income, before financial result, equity result and amortization of goodwill, not consolidated with Americana mill.
(2)	Earnings per share (net income US$ million/total outstanding shares ex-treasury).
(3)	Adjusted EBITDA for the write-off of fixed assets and non-recurrent provisions.
(4)	Consolidated EBITDA with 50% of Americana mill, beginning Jan/07.
(5)	Net debt includes 50% of Ripasa’s net debt.

First Quarter Highlights
Pulp	•	Pulp demand remains robust in all regions. Stronger competition in Asia.
	•	Stable prices for hardwood and new price increases for softwood, with reduced inventories.
	•	Even with competition and VCP’s inventory constitution in Asia, sales volume increases 13% to 255,000 tons compared to 1Q06.

Paper	•	Increased local prices for uncoated papers during the quarter while coated papers were impacted by exchange rate and imported products.
	•	Despite the swap of Luiz Antonio mill sales volume increased 3% to 159,000 tons against 1Q06.

Results	•	We posted improvement in mix and paper prices which were offset by the Real appreciation, sales volume reduction and paper cost increases against 4Q06, resulting in an EBITDA margin of 36%.
	•	Exchange rate drop contributes to improved financial result.
	•	The sale of Embu impacts result due to the amortization of part of Ripasa’s goodwill related to this unit.
	•	The asset swap with IP resulted in a net increase in our long term assets, thereby increasing other operating income and the shareholder’s equity.

Strategic Positioning	•	Luiz Antonio mill (SP): Asset swap with I.P. concluded on February 1, 2007.
	•	Embu mill (SP): Sale of control (50% interest) to Suzano concluded on March 30, 2007.
	•	Jacareí mill (SP): Start-up of a study for a possible eventual association.
	•	Mogi das Cruzes mill (SP): Sale agreement signed on March 6, 2007.

1/15

1st quarter 2007

São Paulo, April 18, 2007 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the first quarter of 2007 (1T07). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in US dollars in accordance with US GAAP. Also report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method.

Net Operating Revenue and Sales Volume

Sales volume was 414,000 tons of products, up 9% over 1Q06, resulting from the growth in pulp sales (+13%) and in paper sales (+3%) despite the Luiz Antonio mill swap, which was totally offset by the resale of the volumes originated in the Americana mill. Consequently, 1Q07 total net revenues were 13% higher compared to the same period last year with average prices approximately 4% higher. Average prices increased in both business, pulp (+9%) and paper (+4%), however, these increases were partially offset by the greater share of pulp, with lower prices in the product mix. Compared to 4Q06, despite the 6% increase in paper’s prices, average price remained flat due to the greater share of pulp in our product mix. With the Luiz Antonio mill swap, we recorded a 22% drop in our paper sales volume coupled with a decrease in pulp sales volume (-2%) resulting from seasonality, increasing competition and constitution of inventories in Asia. Compared to the previous quarter, sales revenues were reduced by 11%. Paper accounted for 57% of total 1Q07 net revenue and pulp 43%. In 1Q06 and 4Q06, these ratios were 61% and 39%, respectively, a change due, also, to Luiz Antonio mill swap. For the same reason, pulp accounted for 62% of 1Q07 total sales volume and paper 38%. In 4Q06 these ratios were 56% and 44%, respectively. In 1Q06 these ratios were 59% and 41%, respectively. Due to a greater share of pulp, 1Q07 export volumes were 63% of total sales volume, higher than the 59% ratio posted in 4Q06, but lower than the 68% ratio posted in 1Q06. In 1Q06, greater paper volumes were sold in the export market and the reselling activity of the pulp originated from the Americana mill (sold primarily in the domestic market) was still not in process.

2/15

1st quarter 2007

Pulp

1Q07 pulp demand remained favorable in all regions, however, the Asian market continued more resistant, due to seasonally consumer reduction and a greater offer of pulp from the new Chilean mills production. Softwood pulp producers announced new price increases based on lower inventory levels of such fiber. Consequently, the price gap between softwood and hardwood was increased, which may lead to a heavier substitution for eucalyptus pulp. During the quarter, list prices remained stable. VCP’s pulp inventory levels were equivalent to 36 days at the end of 1Q07, compared to 31 days in the beginning of the quarter. This increase was a result of inventory build-up in China to allow VCP to sell pulp with immediate supply now in all markets.

1Q07 pulp sales volume was up 13% compared to 1Q06, amounting to 255,000 tons, driven mostly by resale in the local market of pulp originated from the Americana mill (former Ripasa). Consequently, revenues stood at US$146 million, up 24% over 1Q06, also sustained by the average price increase of approximately 9%. Compared to 4Q06, revenues were 2% lower, resulting from the 2% drop in sales volume due to seasonal changes in consumption and inventory build-up in Asia coupled with the stronger competition in this continent for additional volumes originated in Chile. Average prices in dollars posted a 1% increase Q-o-Q.

          Domestic market – 1Q07 pulp sales volume were up 204% compared to 1Q06, driven by additional volume originated from Americana mill that were destined to local clients. In comparison to 4Q06, sales volume decreased by 15% due to seasonality. Local market CIF prices averaged R$ 1,098 per ton in 1Q07, compared to R$ 1,107 in 4Q06 (R$1,078 in 1Q06).

          Export market – 1Q07 volume was equivalent to 1Q06 and average prices in dollars increased by 11% driven by pulp price increases that occurred throughout 2006 in the export market. Over 4Q06, revenues posted a 1% growth due to a 1% increase in sales volume and a flat average price in dollars.

3/15

1st quarter 2007

Paper

1Q07 sales volume reached 159,000 tons, up 3% Y-o-Y. This increase is a result of additional volumes originating from the Americana mill, partially offset by the lower product availability due to the Luiz Antonio mill swap with International paper beginning on February 1, 2007.

Paper revenue was 7% higher than 1Q06, reaching US$195 million, with a 4% increase in average prices in dollars due to  the 12% increase in export market prices and changes in product mix coupled with 1% increase in average prices for domestic market. Compared to 4Q06, paper volume posted a 22% drop explained by the Luiz Antonio mill swap with IP. As a result, 1Q07 net revenues were 18% lower, a decline partially offset by a 6% increase in average prices in dollars. Over 4Q6 and 1Q06, revenue and volume shares of value added papers (coated and specialties) increased, explained by the Luiz Antonio mill swap, where uncoated paper accounted for 100% of sales volume.

Domestic market – Domestic market sales posted a 3% growth compared to 1Q06 caused by the increase in value added paper volumes which totally offset the lower availability of uncoated papers. However, compared to 4Q06 sales volume were down 23%, due to lower availability of uncoated papers coupled with seasonal effects.  Furthermore, over 4Q06, average price in dollars grew 7%, driven mostly by the increase in price of uncoated papers and change of mix. Compared to 1Q06, average price in dollars increased by 1%.

Uncoated paper: Compared to 1Q06, uncoated paper recorded a 7% decrease in sales volume, reflecting Luiz Antonio mill swap with IP. However, average price in dollars posted a 1% increase driven by lower competition in the domestic market.

Coated paper: Over 1Q06 sales volume increased 17% caused by additional volumes from the Americana mill. Prices were 2% lower, pressured by the competition with imported products, which were boosted by lower exchange rate.

Chemical/Special paper: Sales volume climbed 10% compared to 1Q06, with average prices 1% lower, resulting from change in mix and continued competition with imported products.

Export market – The lower product availability originated from Luiz Antonio mill was offset by additional volumes from the Americana mill. Sales volume for the export market was up 1% over 1Q06, but down 21% over 4Q06, when Americana products were already being resold. CIF prices averaged US$920/ton in comparison to US$821/ton in 1Q06, reflecting the increases in international prices.

4/15

1st quarter 2007

Pulp Production Cash-cost

1Q07 pulp production cash-cost was US$213/ton, 1% higher than 4Q06 and flat compared to 1Q06. This change is mostly explained by the reduction in fixed costs and fuel oil, fully offsetting cost increases in raw materials and wood and the continuing negative effect of exchange rate drop during the period. When considering volumes originated from the Americana mill, VCP’s global pulp cash-cost increases to US$217/ton, resulting from lower scale and higher fixed cost for such mill.

Operating Result

1Q07 gross profit went down 12% to US$122 million Q-o-Q mostly caused by lower sales volume (-11%). 1Q07 gross margin remained flat compared to 4Q06 at 36%, driven by a decrease in depreciation (due to the asset swap) which offset higher costs for the paper production in the Piracicaba mill, due to pulp purchases now being at market price, coupled with greater share obtained from the resale products of the Americana mill, albeit with lower margin. In comparison to 1Q06, when gross profit was US$124 million, with 41% gross margin. This reduction is mainly due to the resale products of Americana mill, which were not resold in the first quarter of last year, increase in depreciation (caused by the reduction in the working life of our machinery, equipment and installations from 25 to 18 years, only effective as of 2Q06) and 4% salary increase.

If we consider products originated from Americana purchased at cost price (instead of market price), 1Q07 gross profit would be US$136 million (40% gross margin), therefore, higher than 1Q06. As for the same aforementioned explanations, average cost in dollars per tons grew by 14% Y-o-Y (flat compared to 4Q06). 1Q07 selling expenses totaled US$36 million, down 6% and up 2% compared to 4Q06 and 1Q06, respectively. Such reduction compared to 4Q06 was driven mainly by the decrease in paper export volumes (-21%) which have a higher cost for export logistics. In comparison to 1Q06, we succeed in offsetting the negative impact of the exchange rate decrease by the efforts in cost reduction. As a percentage of net revenues, these expenses reduced from 11.8% in 1Q06 to 10.5% in 1Q07 (9.8% in 4Q06), mainly due to cost reduction program started in 2006.

In comparison to 1Q06, general and administrative expenses increased by 8% or US$1 million in absolute terms to US$14 million. This change is explained by the negative impact of the exchange rate decrease and the salary adjustment resulting from the annual wage increase of 4% (beginning October 2006). This increase was partially offset by cost reduction efforts. Compared to 4Q06, these expenses were reduced by US$6 million, explained by a provision for labor contingencies (US$2 million) recorded in the previous quarter, in addition to a reduction in salaries and benefits. Other operating expenses reached US$14 million and we also recorded a US$989 million of gain on exchange of assets from the Luiz Antonio mill exchange for the Três Lagoas construction mill, beginning on February 1, 2007, representing a non-cash and non-recurrent effect on net profit in the quarter. Consequently, operating profit reached US$1,047 million in 1Q07.

EBITDA

As a result, 1Q07 EBITDA amounted to US$109 million, 2% higher compared to 1Q06. The EBITDA margin was 32% of net revenues, lower than the 36% posted in 1Q06. However, this change is explained by: (i) a lower margin obtained from the resale of products originated from the Americana mill, which are not purchased at cost prices; (ii) average exchange rate decline of 4%; and (iii) purchase of pulp at market prices for the Piracicaba mill (instead of transferring pulp from Luiz Antonio at cost price). If we were to consider the purchase of Americana’s products at cost prices, EBITDA would have been US$123 million, 15% higher than 1Q06, with a 36% margin, the same margin posted in 1Q06.

5/15

1st quarter 2007

Effect of the Resale of Americana’s Products

The Americana mill is the largest of all four Ripasa’s units and represents 100% of its market pulp production, printing & writing papers, both coated and uncoated. This mill alone accounts for approximately 80% of Ripasa’s total pulp and paper sales. In September 2006, VCP initiated a pre-consortium operation in which it purchases 50% of the products of Americana, at market prices, and resells it through its own brands and commercial channels. As a result of the resale, VCP’s cost of goods sold now reflects the production costs of VCP plus the acquisition of the products from Americana. Therefore, the operating profit of VCP incorporates only part of Americana’s operating margin, which is the distribution margin. The remaining portion of the Americana’s margin (production margin) is included within the equity income line of Ripasa. Although the resale contributes to an increase in VCP’s results in absolute terms, the operating margins of VCP decreases, given the partial contribution of Americana with only the distribution margin.

Financial Result

1Q07 financial expenses amounted to US$31 million compared to US$28 million in 4Q06. Financial income amounted to US$30 million against US$39 million in 4Q06. This financial performance is mainly driven by a net positive effect of US$17 million of the reversion of the PIS/COFINS tax provisions in the previous quarter, fully offsetting an improvement in cash position and treasury operations. Added to these effects, lower debt also boosted our financial results.

VCP and Ripasa’s Debt

The net debt decreased from US$864 million in December 31, 2006 to US$778 million in March 31, 2007. While consolidating 50% of Ripasa’s interest, net debt amounted to US$880 million in March 31, 2007.  This reduction is explained by the cash generation during the period coupled with the sale of Embu unit to Suzano, with the payment by Suzano of US$20 million at the end of the quarter. These changes were partially offset by the disbursements related to the capex, mainly in forest. It is important to highlight that despite its investments and dividend policy, VCP maintained its net debt lower than two times EBITDA (investment grade) and 25% of its shareholders’ equity.

1Q07 gross debt decreased 2% from US$1,540 million in December 31, 2006 to US$1,504 million in March 31, 2007. This change is explained by repayments during the period. The average maturity of VCP’s net debt was 5.2 years at the end of the quarter, once again, demonstrating the sound position of our balance sheet.

In this quarter, we faced the appreciation of the Real against the US dollar and the net foreign exchange result, including fair value adjustment, was a gain of US$48 million. The improvement is also due to the Treasury strategy of increasing exposure to U.S. dollar, thanks to the trend of local currency appreciation, The fair value accounting adjustment was made in accordance with SFAS 133 and did not impact cash flow.

6/15

1st quarter 2007

VCP’s DEBT (US$ million)	COST % p.y.	Dec 31, 2006	Mar 31, 2007%

SHORT TERM		412	397	26%

Real denominated [4]	TJLP + 3.5%	38	40	3%
Dollar denominated	5.9%	374	357	24%
LONG TERM		1,128	1,107	74%

Real denominated	TJLP + 3.5%	122	118	8%
Dollar (Bonds/others4)	7.9%	258	257	17%
Dollars	LIBOR + 0.7%	748	732	49%
TOTAL GROSS DEBT		1,540	1,504	100%
(-) CASH POSITION [3]		(676)	(726)
VCP NET DEBT		864	778
(+) 50% RIPASA net debt		101	102
Consolidated NET DEBT		965	880

(3) Includes unrealized loss from cross-currency interest rate swaps classified as long term liabilities
(4) Includes BNDES loan denominated in a basket of currencies plus 3% to 4.5%p.y.

LONG TERM DEBT AMORTIZATION	2008	2009	2010	2011	2012	After 2012

(US$ million)	76	110	288	202	79	351

Equity from Affiliates

Although it had no impact on the cash position, the company recorded a consolidated equity income of US$15 million (US$18 million in 4Q06 and US$13 million in 1Q06). This amount is comprised of US$12 million from Aracruz Celulose S.A. and US$3 million from Ripasa Celulose e Papel S.A. Additional income (less than US$1 million) was recorded due to favorable variation in assets and liabilities denominated in foreign currency of affiliates.

Income Tax

1Q07 effective income tax, excluding equity results, was 33% against 2% in 4Q06 and 4% in 1Q06. As a result of the asset exchange VCP recorded immediately the potential gain of US$989 million and deferred income tax liability of US$344 million.

Net Income

1Q07 net income stood at US$ 754 million, compared to US$102 million posted in 4Q06 and US$92 million in 1Q06. This expressive positive increase is explained by the entry of Três Lagoas resulting from the Luiz Antonio asset swap with IP effective February 1, 2007.

CAPEX

The company invested US$74 million in 1Q07 of which US$57 million was in forestry (acquisition of land and forest planting and maintenance) and US$5 million in modernization and expansion. The 50% participation in Ripasa represented an additional Capex of approximately US$12 million.

7/15

1st quarter 2007

For 2007 we are revising VCP’ total investments from US$244 million to US$363 million, to include investments in the Três Lagoas forestry base, thereby anticipating potential future expansions. It is important to note that this amount does not include investments for the construction of the Três Lagoas mill.

CAPEX (US$ million)	COMPLETED BY 03/31/07	PLANNED FOR 2007

Expansion Projects	3	38
Modernization	2	9
Forests	57	213
. São Paulo	16	44
. Rio Grande do Sul	8	59
. Três Lagoas (MS)	32	110
Maintenance, IT and others	12	48
TOTAL VCP	74	306
50% Ripasa*	12	57
TOTAL VCP + 50% Ripasa	86	363

* Capex of Ripasa refers to Americana unit and is not included in VCP’s cash flow statements at the end of this report.

Asset Swap with IP

The asset swap was concluded on February 1, 2007, when VCP transferred its Luiz Antonio mill (SP) with integrated production of 355,000 tons of paper and its respective forestry base and received, in turn, from International Paper (IP) a 1 million tons of pulp mill under construction in the city of Três Lagoas (MS) and its respective forestry base.

Conclusion of the Sale of Embu unit (Ripasa)

On March 30, 2007 VCP announced the conclusion of the sale of its 50% interest in the Ripasa unit located at Embu to Suzano Papel e Celulose S.A. for US$20 million. The Embu unit has a production capacity of 48,000 tons per year of cardboard. Volumes and earning from this unit are not consolidated and are recorded as equity from affiliates. VCP continues the process to sell to third parties the remaining Ripasa’s units of Cubatão and Limeira.

Joint-venture  in Jacareí

On February 23, 2007, VCP formalized its intention to discuss a joint venture with AHLSTROM for the paper production in VCP’s facility located in Jacareí (SP). The potential future association will produce primarily specialty papers for the labeling and flexible packaging markets. The negotiation is consistent with the strategies of each company. Upon the conclusion of this operation, VCP’s paper portfolio will be expanded creating greater product options to its clients in a global market. To AHLSTROM this opportunity consolidates its strategy to expand its operations in the fast-growing markets outside Europe. Through a stronger presence in the Latin American market, AHLSTROM will strengthen its position as the global leader in the specialty papers markets. Until the conclusion of this association, the operations of Jacarei facility as well as each company’s activity in the market will follow its normal course. The paper assets of Jacarei mill constitute the ideal platform for this joint venture, given the profile of its installations and due to the similarity with AHLSTROM’s product portfolio. The mill produces 105,000 tons per year of uncoated wood-free papers and has the capacity to convert up to 80,000 tons per year of coated papers. VCP has been supplying eucalyptus pulp for AHLSTROM on a global basis for more than seven years.

8/15

1st quarter 2007

Sale of Mogi das Cruzes

On March 6, 2007 VCP signed an agreement for the sale of its Mogi das Cruzes unit, to Mr. Emanuel Wolff, major shareholder of Comércio e Indústria Multiformas Ltda., for a total amount of R$57.2 million. This transaction is expected to be concluded within 60 days. Grupo Multiformas provides integrated products and services to promotional, editorial and commercial markets and has been a VCP client for more than 20 years. Mogi das Cruzes mill produces approximately 25,000 tons per year of industrial and special papers such as decorative papers, special packaging papers and special printing & writing papers. In 2006 the Mogi unit posted net revenues of R$65 million and sales of 23,000 tons of papers, representing approximately 2% of VCP’s total net revenues. The divestiture plan of the Mogi unit is part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of paper businesses. The sale of Mogi das Cruzes has no effect in the 1Q07 results.

Strategic Perspectives

VCP moves forward with its plan of sustainable growth, based mainly on the expansion of two growth fronts:

(i) by means of the recent asset swap with International Paper and completion of the Três Lagoas mill, VCP invests in the new forestry pole located in Mato Grosso do Sul, market pulp capacity will increase by 1.1 million tons, as from January 2009; (ii) by means of continued strong investments in the new forestry base being formed in the state of Rio Grande do Sul, where the company has also started a project (Losango), for which a social environment license has already been requested to permit the construction of a new industrial unit to support 1.2 million tons of market pulp early in the next decade. Additionally, by investing in these two new forestry poles, we enable the acquisition of additional lands and local partnerships with third-parties for future expansions.

VCP is also investing, during 2007 and 2008, in the pulp production expansion of 35,000 tons in the Americana mill (P630 – Ripasa).

Concurrently, VCP continues to reduce its costs and increase productivity, develop risk management, value innovation, reinforce client relationship and invest in human capital and R&D. Accordingly; these efforts ensure sustainability to its business growth, while aiming to adding value to shareholders, in a disciplined way, via providing a 3% return per year above WACC. 2007 represents a year of continuity of these efforts via, consolidation of changes and synergy benefits resulting from the consortium of the production originated in the Americana mill (former Ripasa), divestiture of Mogi das Cruzes and other Ripasa’s minor units and finally, continuity in the forestry investments.

Capital Markets

In 1Q07, the Company’s preferred shares (VCPA4) posted a 3% drop on the São Paulo stock market, while the Bovespa Index (Ibovespa) appreciated 3%. There were 35,000 trades in the quarter, involving approximately 25 million preferred shares, 50% higher than the previous quarter.

1Q07 daily trading volume averaged R$16 million on the Bovespa and US$10 million on the NYSE, jointly equivalent to 1.20% of the Ibovespa volume. VCPA4 had a 0.86% share of the Bovespa Index (Jan/Apr 2007) and 1.27% share of the Corporate Sustainability Index – ISE (Dec 2006/Nov 2007).

Period earnings per share totaled US$3.69.

9/15

1st quarter 2007

VCP’s level III ADRs were down 7% in 1Q07, versus a 1% decrease in the Dow Jones index. The Bloomberg Paper & Forest Index Europe posted a 3% drop and Bloomberg Paper & Forest Index US increased by 6% in 1Q07. Trading volume during the period averaged US$10 million per day.

CONFERENCE CALLS & WEBCASTS

Portuguese	English
April 19, 2007	April 19, 2007
10:00 a.m. USEST (11:00 a.m. Brasília Time)	09:00 a.m. USEST (10:00 a.m. Brasília Time)
Phone: + (55 11) 2101 4848	Phone: +1 (973) 935 8893
Replay: + (55 11) 2101 4848	Replay: +1 (973) 341 3080
Code: VCP	Code: 8650441

          Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast
A slide presentation will be available for viewing and downloading on the IR section of our website www.vcp.com.br . The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay
A conference call replay facility will be available from April 19 through April 26, 2007. In order to access the replay, dial the above mentioned numbers.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and one major Brazilian producer of printing & writing and specialty papers. It is an integrated pulp & paper Company with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and to more than 55 countries across all five continents.

10/15

1st quarter 2007

11/15

1st quarter 2007

EXHIBIT I

Net Operating Revenues Variation
1st QTR 2007 X 4th QTR 2006

	USGAAP

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	1Q07	4Q06	1Q07	4Q06	1Q07	4Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	48,393	74,866	51,500	75,679	1,064	1,011	(35.4)	(31.9)	5.3
Coated	32,573	36,364	39,707	43,899	1,219	1,207	(10.4)	(9.5)	1.0
Chemical/Special	28,127	29,770	57,348	60,061	2,039	2,017	(5.5)	(4.5)	1.1
Total	109,093	141,000	148,555	179,638	1,362	1,274	(23)	(17.3)	6.9
Export Market
Uncoated	45,334	57,469	41,707	50,887	920	885	(21.1)	(18.0)	3.9
Coated	4,771	5,864	4,379	5,370	918	916	(18.6)	(18.5)	0.2
Chemical/Special	57	101	75	146	1,316	1,440	(43.7)	(48.6)	(8.6)
Total	50,162	63,434	46,161	56,403	920	889	(20.9)	(18.2)	3.5
Total Paper	159,255	204,434	194,716	236,041	1,223	1,155	(22.1)	(17.5)	5.9
Pulp
Domestic Sales	43,798	51,589	22,829	26,047	521	505	(15.1)	(12.4)	3.2
Export Market	211,261	209,224	123,025	121,954	582	583	1.0	0.9	(0.1)
Total	255,059	260,813	145,854	148,001	572	567	(2.2)	(1.5)	0.8
Total Domestic Sales	152,891	192,589	171,384	205,685	1,121	1,068	(20.6)	(16.7)	5.0
Total Export Market	261,423	272,659	169,186	178,357	647	654	(4.1)	(5.1)	(1.1)

TOTAL	414,314	465,247	340,570	384,042	822	825	(10.9)	(11.3)	(0.4)

Net Operating Revenues Variation
1st QTR 2007 X 1st QTR 2006

	USGAAP

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	48,393	52,146	51,500	54,867	1,064	1,052	(7.2)	(6.1)	1.1
Coated	32,573	27,822	39,707	34,419	1,219	1,237	17.1	15.4	(1.5)
Chemical/Special	28,127	25,686	57,348	52,641	2,039	2,049	9.5	8.9	(0.5)
Total	109,093	105,654	148,555	141,927	1,362	1,343	3.3	4.7	1.4
Export Market
Uncoated	45,334	44,304	41,707	36,070	920	814	2.3	15.6	13.0
Coated	4,771	4,983	4,379	4,292	918	861	(4.3)	2.0	6.6
Chemical/Special	57	212	75	265	1,316	—	—	—	—
Total	50,162	49,499	46,161	40,627	920	821	1.3	13.6	12.1
Total Paper	159,255	155,153	194,716	182,554	1,223	1,177	2.6	6.7	3.9
Pulp
Domestic Sales	43,798	14,421	22,829	7,089	521	492	203.7	222.0	6.0
Export Market	211,261	210,340	123,025	110,710	582	526	0.4	11.1	10.6
Total	255,059	224,761	145,854	117,799	572	524	13.5	23.8	9.1
Total Domestic Sales	152,891	120,075	171,384	149,016	1,121	1,241	27.3	15.0	(9.7)
Total Export Market	261,423	259,839	169,186	151,338	647	582	0.6	11.8	11.1

TOTAL	414,314	379,914	340,570	300,354	822	791	9.1	13.4	4.0

Note: The 1Q07 sales volume as indicated above included 24,800 tons of market pulp, 29,600 tons of uncoated paper and 8,200 tons of coated paper originated from Americana mill.

12/15

1st quarter 2007

EXHIBIT II

INCOME STATEMENT

							US$ Million

	1st QTR 07		4th QTR 06		1st QTR 06		Change

	US$	%	US$	%	US$	%	1Q07/4Q06	1Q07/1Q06

Net Operating Revenue	341	100%	384	100%	300	100%	-11%	14%

Domestic Sales	172	50%	206	54%	149	50%	-16%	15%
Export Sales	169	50%	178	46%	151	50%	-5%	12%

Operating Cost and expenses	707	207%	(307)	-80%	(227)	-76%	-330%	-411%

Cost of sales	(219)	-64%	(246)	-64%	(176)	-59%	-11%	24%
Selling and marketing	(36)	-10%	(38)	-10%	(35)	-12%	-6%	2%
General and administrative	(14)	-4%	(20)	-5%	(13)	-4%	-28%	8%
Gain on exchange of assets	989	290%	—	—	—	—	—	—
Other operating (expenses) income, net	(14)	-4%	(4)	-1%	(3)	-1%	289%	367%

Operating Profit	1047	307%	77	20%	73	24%	1263%	1334%

Non-operating income (expense)	47	14%	9	2%	9	3%	434%	422%
Financial income	30	9%	39	10%	33	11%	-22%	-8%
Financial expense	(31)	-9%	(28)	-7%	(40)	-13%	11%	-21%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	48	14%	(2)	0%	15	5%	-2783%	222%

Income (loss) before taxes and equity income (loss) of investees	1094	321%	86	22%	82	27%	1178%	1234%

Income tax expense	(18)	-5%	(2)	0%	(3)	-1%	889%	493%
Deferred tax gains on exchange of assets	(338)	-99%	—	—	—	—	—	—

Income (loss) before equity income (loss) of investees	738	217%	84	22%	79	26%	781%	834%

Equity income (loss) affiliates	16	5%	18	5%	13	4%	-11%	23%

Net Income (Loss)	754	221%	102	27%	92	31%	641%	720%

Depreciation and depletion	39	12%	52	13%	34	11%	-23%	16%
EBITDA	109	32%	128	33%	107	36%	-15%	2%

EBITDA consolidated (inc. 50% of Americana)	123	36%	—	—	—	—	—	—

13/15

1st quarter 2007

EXHIBIT III

BALANCE SHEET

			US$ million

ASSETS	MAR / 07	DEC / 06	MAR / 06

CURRENT ASSETS	1,238	1,347	1,268

Cash and Cash Equivalents	346	405	455
Available for sales	384	365	347
Trade Accounts Receivables	182	201	196
Inventories	180	198	171
Deferred income tax	22	49	1
Recoverable taxes	88	94	73
Other	36	35	25

Investment in affiliates, including goodwill	904	900	629

Property, Plant and Equipment - Net	3,187	1,945	1,921

Other Assets	136	212	239

Deferred Income Tax	—	79	110
Other	136	133	129

TOTAL ASSETS	5,465	4,404	4,057

LIABILITIES	MAR / 07	DEC / 06	MAR / 06

CURRENT LIABILITIES	723	780	533

Trade payables	130	111	52
Short-term debt	239	242	233
Current portion of long-term debt	158	170	74
Unrealized losses from foreign currency and interest rate swaps	4	50	10
Payroll, profit sharing and related charges	13	20	17
Income and social contribution taxes	17	34	18
Interest attributable to capital payable	134	129	111
Other	28	24	18

LONG TERM LIABILITIES	1,624	1,349	1,599

Long-term debt	1,106	1,129	1,281
Deferred income tax	333	—	—
Unrealized losses from currency interest rate swaps	0	44	102
Accrued liabilities for legal proceedings (incl. Post-retirement benefits)	185	176	216

SHAREHOLDERS’ EQUITY	3,118	2,275	1,925

Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding (2005 - 85,911,046)	953	953	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid-in capital	35	35	29
Treasury shares, at cost 2006 - 31,998 preferred shares (2005 - 1,081,500 preferred shares)	(1)	(1)	(13)
Appropriated retained earnings	86	86	72
Unappropriated retained earnings	1,448	694	579
Cumulative translation adjustment	(456)	(545)	(579)
Net unrealized gains on available for sale securities	—	—	(1)

TOTAL LIABILITIES	5,465	4,404	4,057

14/15

1st quarter 2007

EXHIBIT IV

CASH FLOW STATEMENT

			US$ Million

CASH FLOW FROM OPERATING ACTIVITIES	1st QTR 07	4th QTR 06	1st QTR 06

NET INCOME (LOSS)	754	102	92
Adjustments to reconcile net income to cash provided by operating activities :
Foreign exchange losses, net	(48)	2	(15)
Equity in earnings of affiliates	(16)	(18)	(13)
Interest attributable to capital and dividends received	3	4	7
Deferred income tax	8	(4)	(8)
Deferred income tax on gain on exchange of assets	338
Depreciation and depletion	39	51	34
Disposal of property, plant and equipment	(4)	3	2
Gain on exchange of assets	(989)	0	0
Write-off of goodwill	(12)	0	0
Changes in operating assets and liabilities :
Trade accounts receivable	28	(15)	24
Inventories	27	11	(1)
Other assets	7	(11)	(16)
Liabilities	(20)	(26)	(53)
Net cash provided by operating activities	115	99	53

CASH FLOWS FROM INVESTING ACTIVITIES

Available for sale securities purchased, net	14	(83)	152
Acquisition of an interest in affiliate	20	0	0
Acquisition of PP&E	(74)	(49)	(62)
Net cash used in investing activities	(40)	(132)	90

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt	(84)	40	125
Long-term debt Issuances	0	0	0
Repayments	(45)	(92)	(68)
Sales (acquisition) of treasury shares	0	17	0
Dividends Paid	0	(1)	0
Net cash provided by (used in) financing activities	(129)	(36)	57

Effect of exchange rate changes on cash and cash equivalents	(11)	(12)	(6)
Effect on cash and cash equivalent of exchange assets	(16)	0	0
Net increase (decrease) in cash and cash equivalents	(59)	(81)	194
Cash and cash equivalent at beginning of period	405	486	261
Cash and cash equivalent at end of period	346	405	455

15/15

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial Information for the
Three-month Periods
Ended March 31, 2007 and 2006
and Report of Independent Registered
Public Accounting Firm

Index to the Condensed Consolidated Financial Information	Page

Report of Independent Registered Public Accounting Firm	F-2 and F-3
Condensed Consolidated Interim Balance Sheets	F-4 and F-5
Condensed Consolidated Interim Statements of Income	F-6 and F-7
Condensed Consolidated Interim Statements of Cash Flows	F-8 and F-9
Notes to the Condensed Consolidated Interim Financial Information	F-10

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1

We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”) as of March 31, 2007, and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 2007 and March 31, 2006. This interim financial information is the responsibility of the Company’s management.

2

We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$300 million and US$291 million as of March 31, 2007 and December 31, 2006 and for which the equity in earnings, included in net income, totaled US$12 million and US$10 million for the three-month periods ended as of March 31, 2007 and March 31, 2006.

3

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4

Based on our review, and on the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

5

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statement of income, changes in shareholder’s equity and of cash flows for the year then ended (not presented herein), and in our report dated January 30, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, April 17, 2007

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares

Assets	March 31, 2007	December 31, 2006

	(Unaudited)
Current assets
Cash and cash equivalents	346	405
Available for sale securities	384	365
Trade accounts receivable, net	182	201
Inventories	180	198
Recoverable taxes	88	94
Deferred income tax	22	49
Long-lived assets held for sale	18	15
Other	18	20

	1,238	1,347

Investment in affiliates, including goodwill	904	900
Property, plant and equipment, net	3,187	1,945
Other assets
Recoverable taxes	17	25
Deferred income tax	—	79
Judicial deposits	102	97
Other	17	11

	136	212

	5,465	4,404

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares	(continued)

Liabilities and shareholders’ equity	March 31, 2007	December 31, 2006

	(Unaudited)
Current liabilities
Trade payables	130	111
Short-term debt	239	242
Current portion of long-term debt	158	170
Unrealized loss from cross currency interest rate swaps	4	50
Payroll, profit sharing and related charges	13	20
Taxes on income and other taxes	17	34
Interest attributable to capital payable	134	129
Liabilities associated with long-lived assets classified as held for sale	1	1
Other	27	23

	723	780

Long-term liabilities
Long-term debt	1,106	1,129
Deferred income tax	333	—
Unrealized loss from cross currency interest rate swaps	—	44
Accrued liabilities for legal proceedings	159	152
Post-retirement benefits	26	24

	1,624	1,349

Commitments and contingencies (Note 15)
Shareholders’ equity
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding (2006 – 98,446,153)	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares (2006 – 31,998 preferred shares)	(1)	(1)
Appropriated retained earnings	86	86
Unappropriated retained earnings	1,448	694
Accumulated other comprehensive deficit Cumulative translation adjustments	(456)	(545)

	3,118	2,275

	5,465	4,404

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares

	Three-month period ended March 31

	2007	2006

	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales (net of sales taxes: 2007 - US$55 and 2006 - US$49)	172	149
Export sales	169	151

	341	300

Operating costs and expenses
Cost of sales	219	176
Selling and marketing	36	35
General and administrative	14	13
Gain on exchange of assets (Note 4(b))	(989)	—
Other operating expense, net	14	3

	(706)	227

Operating income	1,047	73

Non-operating income (expense)
Financial income	30	33
Financial expense	(31)	(39)
Foreign exchange gain and realized and unrealized gain on swaps, net	48	15

	47	9

Income before taxes on income and equity in affiliates	1,094	82

Income tax (expense) benefit
Current	(10)	(11)
Deferred on gain on exchange of assets	(338)	—
Deferred	(8)	8

	(356)	(3)

Income before equity in affiliates	738	79

Equity in earnings of affiliates	16	13

Net income	754	92

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares	(continued)

	Three-month period ended March 31

	2007	2006

	(Unaudited)	(Unaudited)
Net income applicable to preferred shares	381	43
Net income applicable to common shares	373	49

Net income	754	92

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	3.88	0.51
Per common share	3.52	0.46
Weighted average number of shares outstanding (thousands)
Preferred or ADS	98,446	85,451
Common	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S. dollars

	Three-month period ended March 31

	2007	2006

	(Unaudited)	(Unaudited)
Cash flows from operating activities	754	92
Net income
Adjustments to reconcile net income to cash provided by operating activities
Gain on exchange of assets net of deferred tax of US$338	(651)	—
Foreign exchange (gain) and realized and unrealized (gain) on swaps, net	(48)	(15)
Equity in earning of affiliates	(16)	(13)
Interest attributable to capital and dividends received	3	7
Deferred income tax	8	(8)
Depreciation and depletion	39	34
Loss (gain) on disposal of property, plant and equipment	(4)	2
Write-off of goodwill	(12)	—
Decrease (increase) in assets
Trade accounts receivable	28	24
Inventories	27	(1)
Other assets	7	(16)
Decrease in liabilities	(20)	(53)

Net cash provided by operating activities	115	53

Cash flows from investing activities
Available for sale securities
Purchase	(47)	(108)
Proceeds from sale and maturities	61	260
Sale of an interest in affiliate (Note 4 (a))	20	—
Acquisition of property, plant and equipment	(74)	(62)

Net cash provided by (used in) investing activities	(40)	90

Cash flows from financing activities
Short-term debt
Borrowings	92	297
Repayments	(176)	(172)
Long-term debt
Third parties
Repayments	(34)	(58)
Related parties
Repayments	(11)	(10)

Net cash provided by (used in) financing activities	(129)	57

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S. dollars	(continued)

	Three-month period ended March 31

	2007	2006

	(Unaudited)	(Unaudited)
Effect of exchange assets on cash and cash equivalents	(16)	—
Effect of exchange rate changes on cash and cash equivalents	11	(6)

Net increase (decrease) in cash and cash equivalents	(59)	194

Cash and cash equivalents at beginning of period	405	261

Cash and cash equivalents at end of period	346	455

Supplemental cash flow information
Cash paid during the period for Interest	20	19
Supplemental noncash flow information
Income tax compensated with tax credits	22	12
Asset exchange (Note 4 (b)):
Assets received (fair value)	1,498	—
Assets provided (carrying amount)	509	—

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”, “VCP” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. (“International Paper”) exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). The transaction was treated as a non cash exchange of assets for purposes of tax and generated no immediate tax consequences in the companies’ operating environment.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol “VCPA4.” Our American Depositary Shares (“ADSs”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The condensed consolidated financial information as at and for the three-month periods ended March 31, 2007 and 2006 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

Our results for the three-months period ended March 31, 2007 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

Our balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements. The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2006. The unaudited condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. The adoption of FIN 48 had no effect on the financial information or disclosures (Note 16).

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: VCP Exportadora e Participações S.A. (“VEP”) which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda., Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT, from February 1, 2007, following the exchange of assets, VCP-MS Celulose Sul Mato-Grossense Ltda. (“VCP-MS”) (Note 4(b)), all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated on consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. (“Aracruz”), in which we acquired our interest during 2001 and our 50% owned equity investees, Ripasa S.A. Celulose e Papel (“Ripasa”) and Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”) are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. (“Ripar”), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer. On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, results in VCP indirectly owning 50% of Ripasa, via Ripar and subsequently their assets were distributed to VCP and Suzano, in equal parts (Note 4(a). On July 4, 2006, the joint venture partners paid US$71 to a group of Ripasa’s minority preferred non-voting shareholders. We account for our equity interest in Ripasa using financial information with a one month lag.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2007 - R$2.0504: US$1.00; December 31, 2006 - R$2.1380: US$1.00), and all accounts in the interim statement of income and cash flows at the average rates of exchange in effect during the period (March 31, 2007 - R$2.0892: US$1.00; March 31, 2006 - R$2.1933: US$1.00). The translation adjustments are made directly to the cumulative translation adjustment (“CTA”) account in shareholders’ equity.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

(b)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$23 and US$16 in the three months ended March 31, 2007 and 2006, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 “Accounting for the impairment or disposal of long-lived assets”.

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or is expected to have a material impact on the financial position and results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159, including an amendment of FASB Statement No. 115,”Accounting for Certain Investments in Debt and Equity Securities”. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS No. 159 is effective for the Company’s fiscal year ending January 31, 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements.

4	Significant Transactions

(a)	Ripasa

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa. On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting share capital and 46.06% of the total stock, the Reais equivalent, at that date, of US$550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve-month period starting on the fifth anniversary of the closing date, for the Reais equivalent, at that date, of US$160 plus interest (split equally between VCP and Suzano). The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares, representing 22.41% and 13.45% of the voting and total stock, respectively, during a period of five years from the closing date. The shareholder agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa’s minority shareholders to exchange their interests in Ripasa for VCP and Suzano stock, in equal parts. The restructuring involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the restructuring, Ripasa’s minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution (“Protocol”) that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

In April 2006, VCP and Suzano entered into an agreement with a group of Ripasa preferred shareholders to settle their claims which challenged Ripasa’s corporate restructuring. On July 4, 2006, VCP and Suzano disbursed to the former Ripasa minority preferred shareholders R$1.0538 for each Ripasa preferred share held by them totaling R$154, equivalent, at that date, of US$71 (corresponding to an additional US$36 cash disbursement for VCP shares).

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, as per the Protocol executed on May 5, 2006.VCP issued 12,532,009 preferred shares, with no par value, to the former Ripasa shareholders for the purchase of the remaining outstanding Ripasa voting and preferred shares. As a result, VCP’s preferred stock capital was increased by US$168 from US$785 to US$953, determined based on the shares quoted market price at that date.

VCP and Suzano are jointly the sole owners of all Ripasa shares. VCP owns 50% 83,563,025 common shares and 101,759,330 preferred shares of Ripasa and accounts for its interest in Ripasa on the equity method of accounting.

This transaction is still subject to the approval of the Brazilian antitrust authorities.

Following the corporate restructuring, the separate agreement dated November 10, 2004 which established the Suzano and VCP call options, and the put option of certain former minority shareholders of Ripasa, was modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares of Ripasa for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010, for the Reais equivalent, at that date, of US$80 plus Brazilian market interest rates beginning from March 31, 2005 (on March 31, 2007, total  including interest was US$143). The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. According to the agreement, as a required preceding condition, the put/call options can only be exercised in case the underlying shares are free of liens and encumbrances.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

As the VCP shares held by the former Ripasa minority shareholders party to the agreement are subject to liens and encumbrances under legal proceedings which are not expected to be released prior to the expiry of the put/call options, the fair value of the derivative instruments, accounted for under SFAS No. 133 -”Accounting for Derivative Instruments and Hedging Activities”, is not material to Company’s financial statements as of March 31, 2007 and December 31, 2006. The Company will mark to market these options with charges to the statements of income at every reporting period.

On February 15, 2007, VCP consummated an agreement to sell VCP’s interest in the Ripasa unit located in Embu, in the municipality of São Paulo, to Suzano. The closing date was March 30, 2007 at which time Suzano disbursed US$20 million to VCP. This operation generated a loss of US$12 including the write-off of goodwill.

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated the non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant’s related timberlands. International Paper in turned, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result this operation VCP recorded immediately the potential gain of US$989 in the statement of income as gain on exchange of assets and deferred income tax liability of US$344. This income tax liability was recorded based on the fact that this non cash gain is considered a temporary difference under US GAAP.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

The net assets provided to International Paper, at book value, and the net assets received from International paper, at fair value, are summarized below:

	Net assets Provided	Net assets Received

	(carrying amount)	(fair value)
Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	400	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders’ equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper’s subsidiary, owns land, 15 year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), in cash, an amount of US$1.2 billion, which was placed in trust to be used in the construction of the turnkey pulp mill.

A third party, Pöyry Engenharia (“Pöyry”), was contracted by VCP-MS as a project manager for the pulp mill construction. Pursuant to VCP-MS’ instructions, the cash amount fully funded by International Paper, to be used exclusively in the construction project, was transferred in full to a Trust. The objective is to restrict the use of the funds only to the construction project. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. Pöyry will earn a management fee and will bear the construction risks and will be entitling to any cash surpluses or deficits.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

(c)	Mogi das Cruzes

Consistent with its previously announced divestment plan, on March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for R$57 (US$27). In 2006 the Mogi das Cruzes unit generated net revenues of R$65 (US$30), representing approximately 2% of VCP’s total net revenues.

This transaction is expected to be concluded on May 1, 2007.

The assets related to this unit are classified and accounted for as assets held for sale. The carrying amount, as of March 31, 2007 and December 31, 2006, of the major classes of assets and liabilities included as part of this disposal group are as follow:

	March 31, 2007	December 31, 2006

	(Unaudited)
Trade accounts receivable, net	3	—
Inventories	3	4
Property, plant and equipment, net	11	11
Other	1	—

Total assets	18	15

Costs with employers and others liabilities	1	1

Total liabilities	1	1

No impairment loss has been recognized in connection with the classification of the plant as long-lived assets held for sale. The statement of income and cash flows effects are not material.

On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda. (“MC”), the net assets of its paper mill located in the city of Mogi das Cruzes (state of São Paulo).

MC was created by the Company specifically to give effect to the sale of the assets which is expected to be concluded by May 1, 2007, upon the completion of certain procedures agreed between the parties.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Analysis of deferred tax balances	March 31, 2007	December 31, 2006

	(Unaudited)
Deferred tax assets
Tax effects on impairment of Aracruz	46	46
Cross currency interest rate swap contracts	3	38
Provisions	6	24
Tax loss carryforwards	52	10
Post-retirement benefits	9	8
US GAAP adjustments and others	1	2

Total deferred tax assets	117	128

Less: current portion	(22)	(49)

Total deferred tax assets non-current portion	95	79
Deferred tax liabilities
US GAAP adjustments:
Gain on exchange of assets (Note 4(b))	(344)	—
Accelerated depreciation and other US GAAP adjustments	(84)	—

Total deferred tax liabilities	(428)	—

Net deferred tax assets (liabilities) non-current portion	(333)	79

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

6	Available for sales securities

	March 31, 2007	December 31, 2006

	(Unaudited)
Denominated in Reais
Credit linked notes	308	294
Foreign Government Bonds	72	67
FIDC (Securitized receivables Fund)	4	4

	384	365

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in “Net unrealized gains (losses) on available for sale securities” directly in shareholders’ equity.

7	Trade Accounts Receivable

	March 31, 2007	December 31, 2006

	(Unaudited)
Export receivables, denominated in U.S. dollars	104	100
Domestic receivables	89	109
Allowance for doubtful accounts	(8)	(8)

	185	201
Trade accounts receivable transferred to held for sale	(3)	—

	182	201

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

8	Inventories

	March 31, 2007	December 31, 2006

	(Unaudited)
Finished products	101	101
Work in process	11	10
Raw materials and supplies	65	86
Imports in transit and other	.6	5

	183	202
Inventories transferred to held for sale	(3)	(4)

	180	198

9	Property, Plant and Equipment

	March 31, 2007	December 31, 2006

	(Unaudited)
Land	383	191
Buildings	138	161
Machinery, equipment and installations	1,083	1,609
Forests	520	379
Other	268	186
Construction in progress, including advances held in trust for construction of pulp mill project in Três Lagoas (Note 4(b))	1,266	122

	3,658	2,648
Accumulated depreciation and depletion	(471)	(703)

	3,187	1,945

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.5% at March 31, 2007 and December 31, 2006. Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

11	Long-term Debt

	Interest rate March 31, 2007	March 31, 2007	December 31, 2006

		(Unaudited)
Third parties
In U.S. dollars
Export credits (prepayment)	6.03%	840	873

Total third parties		840	873

Related parties
In U.S. dollars
VOTO III loan	7.88%	40	41
VOTO IV loan	7.75%	202	200
In Reais
Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)
TJLP	10.03%	158	160
UMBNDES	10.04%	24	25

Total related parties		424	426

Total debt		1,264	1,299

Less: current portion		(158)	(170)

Long-term portion		1,106	1,129

.	LIBOR (London Interbank Offered Rate) at March 31, 2007 was 5.33% p.a. (2006 - 5.37%).

.	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At March 31, 2007 the TJLP was 6.50% p. a. (2006 - 6.85%).

.	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a)	Export credits

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds of the Agreement were used to prepay the following then outstanding Export Prepayment loans:  (i) agreements dated May and July 2004 with ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco in the aggregate amount of US$350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments; and (ii) various other agreements including those executed during 2006.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan the following then outstanding Export Prepayment loans: (i) agreements dated May 2005 with ING Bank N.V. and Bayerishe Hypo and Vercinsbank in an aggregate amount of US$150; (ii) agreement dated July 2005 with Banco Santander Hispano London Branch in an aggregate amount of US$100; and (iii) outstanding loans in the aggregate of US$125 with Banco Santander Central Hispano and BNP Paribás that are part of the agreement dated March 2005.

(b)	VOTO III Loan

In January 2004, Votorantim Participações S.A. (“VPAR”), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$45 for which we are the guarantors.

(c)	VOTO IV loan

In July 2003, together with VPAR, we formed VOTO II, a 50% owned affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$250, 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$125 to each of St. Helen III (our consolidated subsidiary) and St. Helen II (owned by VPAR). Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR, we are the guarantors for this operation. The loan was fully repaid by St. Helen III to VOTO II on June 27, 2005 with the proceeds of the loan from VOTO IV.

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$200 of the proceeds. On September 6, 2005, we acquired a 50% interest in VOTO IV and together with VPAR we are the guarantors for this operation. From the proceeds of US$200, US$125 was used by St. Helen III to repay the debt incurred with VOTO II.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

(d)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for a total equivalent to US$93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum and carries annual interest of 10.01%. This financing will mature in July 2015. VCP has drawn down US$50 to date. We have other outstanding financing agreement with BNDES amounting to US$57 at March 31, 2007.

(e)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(f)	Long-term debt maturities

At March 31, 2007, the long-term position of long-term debt maturities is as follows:

2008	76
2009	110
2010	288
2011	202
2012	79
After 2012	351

1,106

(g)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We were in compliance with all covenants during each period presented.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	March 31, 2007	December 31, 2006

		(Unaudited)
Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		227	325
FIDC – Cia. Nitroquímica Brasileira		4	4
Unrealized losses from cross currency interest rate swaps	Arising from swap contract transactions in which the Votorantim Group financial institution acts as counter- party	—	(91)
Banco Votorantim S.A.
Long-term loans	Loans from related parties
Votorantim Group
VOTO III		40	41
VOTO IV		202	200
BNDES (shareholder)		182	185
Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	46	43

          Revenue, income and expenses from transactions with related parties were as follows:

	March 31, 2007	March 31, 2006

	(Unaudited)	(Unaudited)
Purchases from Ripasa	50	3
Financial income	12	27
Financial expenses	4	39

Financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

13	Financial Instruments

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2007 and December 31, 2006 the notional amounts of our outstanding cross currency interest rate swap contracts were US$714 and US$480, respectively and their fair values of US$6 and US$8, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The carrying amounts and fair values of our financial instruments were as follows:

	March 31, 2007		December 31, 2006

	Carrying amount	Fair value	Carrying amount	Fair value

	(Unaudited)
Cash and cash equivalents	346	346	405	405
Available for sale securities
Foreign Government Bonds denominated in reais	308	308	294	294
Credit linked notes	72	72	67	67
FIDC	4	4	4	4
Unrealized losses from cross currency interest rate swaps	(4)	(4)	(94)	(94)
Short-term debt	239	239	242	242
Long-term debt	1,264	1,297	1,299	1,329

14	Segment Information

	Three-month period ended March 31

	2007		2006

	Pulp	Paper	Pulp	Paper

			(Unaudited)
Revenues from external customers	146	195	117	183
Intersegment revenues	14		63	—
Gain on exchange of assets	989	—	—	—
Segment operating income	38	20	45	28

Operating income	1,027	20	45	28

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

At March 31, 2007 pulp and paper segment total assets had increased by US$1,310 and decreased by US$68 respectively, from amounts reported at December 31, 2006. In the three-month period ended March 31, 2007, acquisitions of property, plant and equipment totaled US$67 for pulp and US$7 for paper.

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	March 31, 2007		December 31, 2006

Type of proceeding	Deposits	Provisions	Deposits	Provisions

	(Unaudited)
Tax-related	96	140	92	133
Labor-related	6	13	5	13
Civil-related	—	6	—	6

	102	159	97	152

We have long-term “Take-or-Pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years. The contractual obligations in connection with such contracts are approximately US$56 per year. Additionally, we have long-term “Take-or-Pay” contracts with a supplier of pulp for 60 years. The contractual obligation in connection with this contract is approximately US$45 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these “vendor programs” we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At March 31, 2007, customer guarantees provided by us totaled US$100, including interest (US$120 at December 31, 2006). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

16	Liabilities Associated with Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination.  A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained.  The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.  The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable.  Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

As discussed in Note 2, the adoption of FIN 48 did not have any impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions.  Generally, the tax years 2002 through 2006 remain open and subject to examination by the relevant tax authorities.

17	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the three-month period ended March 31, 2007 and for the year ended December 31, 2006 amounted to US$1 and US$1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$26 at March 31, 2007 and US$24 at December 31, 2006.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31 of each year, beginning in 2005. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.5% as of December 31, 2006. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2006.

18	Shareholders’ Equity

Following is a summary of the changes in shareholders’ equity:

	Three -month period ended March 31, 2007	For the year ended December 31, 2006

	(Unaudited)
Shareholders’ equity at beginning of period and year	2,275	1,737
Capital increase	—	168
Treasury shares - preferred shares sold	—	18
Interest attributed to capital	—	(151)
Net income	754	372
Available-for-sale securities	—	(11)
Cumulative translation adjustments	89	142

Shareholders’ equity at end of period and year	3,118	2,275

On March 2, 2007, VCP announced that its Board of Directors has authorized a buyback program of preferred shares issued by the Company, limited to 9,000,000 (nine million) preferred shares, with the object to held them in treasury and sold and/or cancelled at a future time. This program will remain until February 29, 2008. As of March 31, 2007, the Company currently holds 28,900 preferred shares, acquired in previous buybacks programs.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three-month
Period ended March 31, 2007 and March 31, 2006
Expressed in millions of United States dollars, unless otherwise stated

19	Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period ended March 31, 2006

	2007	2006

	(Unaudited)	(Unaudited)
Net income	754	92
Cumulative translation adjustments	89	108
Realized gain on sale of available for sale	—	(5)
Unrealized loss on available for sale securities, net of tax	—	(7)

Comprehensive income	843	188

20	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, advances made for construction of the pulp mill, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the USA and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 04/17/2007

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer